EXHIBIT A(5)(x)

                             CONTRACT VALUE OPTIONS
                   (NONFORFEITURE BENEFITS ARE DESCRIBED HERE)

Benefit After the Grace Period.--If a premium is in default past its days of grace and if the net cash value (which we describe under Cash Value Option) is more than zero, we will use that value to keep the contract in force a: one of two kinds of insurance. One kind is extended insurance. The other is reduced paid-up insurance. We describe bath below. You will find under Automatic Benefit which kind it will be. Any extra benefit(s) will, of course, end as soon as a premium is in default past its days of grace unless the form that describes it states otherwise.

Extended Insurance.--This will be term insurance on the Insured's life. We will pay the amount of term insurance if the Insured dies in the term we describe below. Before the end of the term there will be cash values but no loan value. The amount of term insurance will be equal to the insurance amount on the due date of the premium in default, minus any contract debt. The amount of the insurance will not vary. The term is a period of time that will start on the due date of the premium in default. The length of the term will be what is provided when we use the net cash value as a net single premium for extended term insurance. The length of the term will depend on the net cash value, the amount of insurance, the Insured's issue age and sex, and on the length of time since the contract date. (The net single premiums that we refer to here are not those we show on the Contract Data page(s). The ones we show there are used to compute the variable insurance amount.)

Example: Suppose the face amount is $50,000. On the day a premium is due, the variable insurance amount is $5,140. There is contract debt of $1,300. If the premium due is not paid at the end of its days of grace, the amount of term insurance will be $53.840. This comes from the insurance amount of $55.140 (the face amount of $50,000 plus the variable insurance amount $5,140) minus the $1,300 contract debt. The term insurance will last as long as the net cash value will provide it.

There may be extra days of term insurance. This will occur if. on the due date of the premium in default, the term of extended insurance provided by the net cash value does not exceed 90 days, or the number of days for which premiums have been paid, if less. The number of extra days will be (I) 90, or the number of days for which premiums have been paid, if less, minus (2) the number of days of extended insurance that would be provided by the net cash value, if there were no contract debt. The extra days, if any, start on the day after the last day of term insurance provided by the net cash value, if any. If there is no such term insurance, they start on the due date of the premium in default. The term insurance for the extra days has no cash value. There will be no extra days if you replace the extended insurance with reduced paid-up insurance or you surrender the contract before the extra days start.

Reduced Paid-Up Insurance.--This will be paid-up life insurance on the Insured's life. We will pay the amount of this insurance when the Insured dies. There will be cash values and loan values.

The amount of this insurance will be what is provided when we use the net cash value at the net single premium rate. This rate depends on the Insured's issue age and sex and on the length of time since the contract date. The amount of this insurance will not vary.

Computations.--We will make all computations for either of these benefits as of the due date of the premium in default. But we will consider any loan you take out or pay back in the days of grace of that premium.

Automatic Benefit.--When a premium is in default past its days of grace, the contract will stay in force as extended insurance. But it will stay in force as reduced paid-up insurance if we issued the contract in a rating class for which we do not provide extended insurance. In this case, the phrase No Extended Insurance is in the Rating Class on page 3.

Optional Benefit.--You may choose to replace any extended insurance that has a cash value by reduced paid-up insurance. To make this choice, you must do so in writing to us and in a form that meets our needs, not more than three months after the due date of the premium in default. You must also send the contract to us to be endorsed.

Cash Value Option.--You may surrender this contract for its net cash value, if this value is more than zero. If this value is less than zero, the proceeds on surrender will be equal to zero. To do so, you must ask us in writing and in a form that meets our needs. You must also send the contract to us. Here is how we will compute the net cash value:

1. On a Monthly Date if no premium is in default: The net cash value on a Monthly Date will be equal to (a) the tabular cash value on that date: plus (b) the net single premium at the Insured's then attained age for the variable insurance amount that applies on that date; minus (c) if that date is a premium due date, and the premium has not

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